

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

<u>Via E-mail</u>
Barry Brookstein
Chief Executive Officer
Compliance Systems Corporation
780 New York Avenue, Suite A
Huntington, NY 11743

> **Re:** **Compliance Systems Corporation**
> **Form 8-K**
> **Filed November 2, 2012**
> **File No. 000-53169**

Dear Mr. Brookstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you believe that your company is no longer considered a shell company. However, we note that as of September 30, 2012, your company has nominal assets and nominal operations. With respect to the latter, we especially note that your significant expenses to date have been for officer's salary and professional fees rather than website development. Please tell why you believe you should no longer be considered a shell company in light of your most recent balance sheet and results of operations.

The Securities Exchange/Agreement, page 2

2. Please remove the language "[t]he discussion of the Exchange Agreement set forth herein is qualified in its entirety by reference to <u>Exhibits 10.1 and 10.2</u>" because your description of the agreement should cover all material provisions of the agreement.

Description of Seaniemac's Business, page 5

3. We note reference to third party information throughout this section, including references to information from Datamonitor, Casinoman.net, Richard Hogg and KPMG. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Where you cite your own research for industry information, describe the nature of that research.

4. On page 5 you state that prior to effectiveness of the acquisition Seaniemac had "no recognized revenue" and was "devoting substantially all its efforts on establishing the business and commencing its planned principal operations," on page 18 you indicate that your website "only recently became operational" and on page 19 you indicate that you still need to "complete" and "finalize" your platform. Clearly explain the current status of your website, what steps remain to finalize it and any limitations to your website prior to its completion. Throughout the prospectus differentiate between current operations and characteristics of your business and those that are prospective. For example, clarify which if any of the marketing plan elements described on pages 35 to 38 you have undertaken.

<u>Technology/Marketing Agreement, page 7</u>

5. Expand the discussion of your relationship with Jenningsbet Ltd to cover all of the material components of the March 13, 2012 agreement. Items which should be addressed include, but are not limited to:

   - Your and Jenningsbet's responsibilities under the agreement;
   - A fuller description of the economics of the deal including a complete description of how Monthly Gross Revenue is calculated, the fact that you are responsible for any losses and your guarantee of a minimum monthly revenue share payment of 6,000 Euros for the duration of the agreement;
   - The fact that the commission model under the agreement will be reviewed and renegotiated every two years;
   - The term of the agreement; and
   - Rights to terminate the agreement.

6. Given the broad responsibilities attributed to Jenningsbet under section 1.2 of the March 13, 2012 agreement, explain your role in operating the company. For example, clarify the marketing and other activities contemplated under section 1.3 that you intend to take to drive traffic to your website. As another example, if you set the gambling odds on the website or the games available, as indicated elsewhere in the Form 8-K, explain your control over these facets of the operation.

7. The March 13, 2012 agreement and your disclosure on page 10 indicate that Jenningsbet is a significant online gambling business entity. Please generally describe the activities of Jenningsbet and how those activities impact you. For example, explain your position within the network of other websites affiliated with Jenningsbet and how that positioning affects your contemplated business.

<u>Customer Service, page 7</u>

8. Please clarify, if true, that you have limited or no ability to ensure the guarantee and customer service measures described under this section, since Jenningsbet will be responsible for these items.

<u>Competition, page 8</u>

9. Disclose the terms of the Irish celebrity partnerships referenced and whether these agreements are in writing.

<u>Market & Economic Factors, page 8</u>

> 10. Clarify how the company will prevent business from originating from accounts located in jurisdictions that prohibit online gambling (e.g. the United States).

<u>Employees, page 10</u>

> 11. Disclose the amount of time your employees intend to devote to your operations. We note that Mr. Brookstein devotes a portion of his time to his private accounting practice.

<u>Market Size and Potential, page 11</u>

> 12. Briefly describe the relevance to your contemplated operations of the markets and categories of gambling discussed within this section and the Industry Trends and Growth section beginning on page 14. If you anticipate generating the majority of the traffic on your website from online customers in Ireland and/or the United Kingdom make that clear.

<u>Item 1A. Risk Factors, page 17</u>

<u>Risks Related to Our Business and Financial Condition, page 18</u>

> 13. Additional risks which you should address include:
>
> - If true, your officers and directors lack of experience running an online gambling business as well as a public company;
> - The fact that you set your odds slightly lower than your competitors and the potential financial ramifications of doing so; and
> - The high unemployment rate and limited job prospects within Ireland and the affect this has on your target demographic.

<u>Intense competition in the online gambling industry may adversely affect our revenue and profitability, page 19</u>

> 14. Supplement this risk factor by disclosing that you intend to differentiate your website by focusing on the Gaelic Games, but, as indicated on page 37, Gaelic sports betting is a regular option on many online betting sites.

We currently depend on and may continue to be dependent on third parties…, page 19

15. Please add a separate risk factor to discuss the material risks specific to your agreement with Jenningsbet. Risks you should address include the financial rights the agreement entitles Jenningsbet to, the relatively short two year term of the agreement, Jenningsbet's ability to terminate the agreement early under certain circumstances and your inclusion within Jenningsbet's network of affiliates and any limitations this inclusion places on your business.

Changes to payment card networks or bank fees, rules or practices could harm our business…, page 21

16. We note the language "[w]e expect to belong to or directly access payment card networks, such as Visa, MasterCard and the National Automated Clearing House Association…" Disclose whether customers are currently able to use debit cards and credit cards on your website. If not, make that limitation clear here and under Payment Methods on page 7.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 25

17. Your MD&A is somewhat hard to follow. Consider expanding the overview to explain that the results of operations sections include discussions of your independent results prior to the Seaniemac merger as well as Seaniemac's independent results prior to the merger. Within the relevant results of operations discussions make clear which entity you are discussing. Disclose that the information starting on page 35 is likely the most relevant for investors considering your status as a shell prior to the share exchange.

18. Please further expand your overview to explain that during the periods discussed you were unable to meet your financial obligations including salary payments, dividend payments related to preferred stock and interest payments related to outstanding debt. Disclose that you issued warrants due to your failure to meet these obligations and clarify whether the warrants were issued in lieu of the payments due or as a penalty on top of the accrued obligations. Make clear what salary, preferred share, debt, warrant and other obligations remain outstanding post-merger and discuss your ability to meet these obligations given the "high fixed costs of online gambling" noted on page 9. We note both your statement on page 39 that you will require an investment of $600,000.00 to pursue your business plan and that the Exchange Agreement required that you have no more than $350,000.00 in outstanding debt.

Plan of Operations, page 35

19. Refrain from using acronyms such as ROI, PPC, SEO and CMS without first defining those acronyms.

20. We note several favorable statements within this section and throughout the Form 8-K regarding, among other topics, your website, your marketing plan, management's abilities and market opportunities. To the extent you retain favorable statements provide objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise or remove the following statements:

   • "Since the acquisition, we will offer a market leading, user-friendly website for online gambling…";
   • "Seaniemac's management team has the expertise to execute its business strategies. Furthermore, the Company's management team is well connected in Ireland with the presence of the McEniff brothers…";
   • "OpenBet is the world's leading provider of interactive gaming and betting solutions";
   • "The Gaelic Games … [are] gaining worldwide appeal"; and
   • "Seaniemac has developed an extensive and comprehensive marketing plan to support the Company's growth goals."

    These are just examples. Please revise throughout the Form 8-K. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs.

21. With regard to the information in paragraphs three and four on page 36 disclose how management determined the estimated figures. If accurate, disclose that actual results may differ materially from these estimated figures.

22. Please clarify the duration of the Pre-launch, Launch and Post Launch periods and when these periods will begin. Explain whether you intend to undertake any of these activities prior to raising the $600,000.00 you will need to effectuate your business plan.

23. Specify the extent to which you intend to rely on third parties to pursue the business activities described and whether you have initiated contact with any of those parties. Clarify, which, if any, of the activities your employees are able to administer.

Item 4. Security Ownership Of Certain Beneficial Owners And Management, page 41

24. Disclose how you intend to convert, redeem or cancel each class of preferred stock.

25. The Exchange Agreement requires conversion, redemption or cancellation of the preferred shares within 60 days of the "Closing of the Acquisition." If accurate, state that the Common Stock After the Acquisition table on page 44 depicts the equity interests in the company as of October 30, 2012 had the conversion, redemption or cancellation of the preferred shares already taken place.

Item 3.02 Unregistered Sales of Equity Securities, page 51

26. Disclose all securities transactions required by Regulation S-K Item 701.

Debt Exchange Shares, page 52

27. Please explain how the shares issued as a result of the June 28, 2012 declaratory judgment were "freely tradable" given your status then as a shell company. In addition, tell us whether the court specifically addressed the fairness of the exchange offer. See Staff Legal Bulletin No. 3A (June 18, 2008).

Item 9.01 Financial Statements and Exhibits, page 52

28. Please provide all of the exhibits required by Item 601 of Regulation S-K.

Financial Statements

29. Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

Pro forma Information, page F-2

30. Please revise the pro forma statements of operations to present only the portion of the historical financial statements of Compliance Systems Corporation through "loss from continuing operations". The pro forma information should exclude "income from discontinued operations" and only reflect results from continuing operations. Please refer to the guidance in Rule 11-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Brach Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Laura E. Anthony, Esq.
        Legal & Compliance, LLC